

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 20, 2010

Marius Silvasan
Chief Executive Officer
ONE BIO, Corp.
19950 West Country Club Drive, Suite 100
Aventura, FL 33180

> **Re:**   **ONE BIO, Corp.**
> **Revised Information Statement on Schedule 14C**
> **Filed July 13, 2010**
> **File No. 001-34604**

Dear Mr. Silvasan:

     We have completed our review of your information statement on Schedule 14C and have no further comments at this time.

     Sincerely,

     Jeffrey P. Riedler
     Assistant Director